HEALTH REVENUE ASSURANCE HOLDINGS, INC.
8551 W. Sunrise Boulevard, Suite 304
Plantation, Florida

June 13, 2012

Securities and Exchange Commission, Division of Finance
Attn: Jeffrey Riedler
100 F Street N.E
Washington, D.C. 20549

Re:          Health Revenue Assurance Holdings, Inc. (f/k/a Anvex International, Inc.)
Amendment No. 1 to Form 8-K (the “8-K”)
Filed April 27, 2012
File No. 333-173039

Dear Mr. Riedler:

We are in receipt of your comment letter dated May 10, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose, in the beginning of your filing that you are an emerging growth company and revise your filing to:

●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE:
We modified the beginning of the 8-K to disclose that we are an emerging growth company.  In addition, we discussed our status under the JOBS Act, how and when we may lose our status as an emerging growth company, the various exemptions available to us, as well as our election to opt in to the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In addition, we have also included three risk factors discussing our status as an emerging growth company.

Exhibit 99.1
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2 – Summary of Significant accounting policies
Revenue Recognition, page F-8

2.
We acknowledge your response to prior comment 16. It is unclear from your revised disclosure how you applied the general principles of revenue recognition outlined in FASB Statement of Financial Accounting Concepts (CON) 5, Recognition and Measurement in Financial Statements of Business Enterprises, and SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition to your medical coding and audit services revenues. Please revise your policy disclosures to clarify. SAB 104 requires you to meet the following criteria in satisfying the principles of CON 5, which stipulate that revenue must be earned and either realized or realizable before it can be recognized:

●	Persuasive evidence of an arrangement exists.

●	Delivery has occurred or services have been rendered.

●	The seller’s price to the buyer is fixed or determinable.

●	Collectibility is reasonably assured.

RESPONSE:
The general principles of revenue recognition outlined in FASB Statement of Financial Accounting Concepts 5 were applied by the Company for each source of revenue based on the following logic:

Medical Coding Audit Services are provided to customers based on a pre negotiated contract for such services.  The contract specifies the audit objectives, scope, deliverables, timing, a specific contract value, with partial payments tied to contractual performance benchmarks.  A typical contract involves three major phases.

	1.	Planning Phase – this is primarily a knowledge gathering analytical process designed to understand, identify audit exposure, and finalize an audit action plan, specific to each client. Work commences prior to and as soon as the contract is signed and generally lasts 4 weeks or more. It includes a thorough review and understanding of the client’s business model and existing medical coding systems, workflow analysis and identification of potential weaknesses or flaws in the system. It also includes the completion of a detailed operations questionnaire intended to highlight and identify any processes that might lead to billing inaccuracies. A resulting trend analysis is produced which identifies the clients billing distributing curves in relation to industry averages which serves to inform clients as to their risk of regulatory audits or likelihood of under billing weaknesses. From this planning and investigation process, the Company communicates with the client to give light to the state and condition of their billing function. Based on these results, the audit scope is then established, as is the scheduling of the job, assignment of audit staff, determination of the appropriate audit sample size and sampling methods to be employed, and other requirements specific to a given contract. The planning phase also includes the determination of deliverables as defined in the contract or that may be appropriate given the client’s circumstances. The Company invoices and recognizes 50% of the contract value at the completion of the Planning Phase as specific, obligatory field work services have been rendered and completed, the value of this portion of the contract price has been predetermined and agreed upon, and the client has received benefit or value in the form of the independent identification of system weaknesses and risk analysis. Further, collectability is reasonably assured due to the contract and the size and financial health of the client (hospitals and medical service providers).

2.	Field Work Phase - is performed at the client location and generally lasts one week and encompasses actual testing of sample claims preselected in the Planning Phase. The auditor generally loads the selected claims into the Company’s proprietary software and audits each claim record by reviewing actual medical records. The software assists the auditor in determining proper classifications and allows the auditor to compare the proper classification against what was filed in the submission made by the client to Medicare. Specific conclusions are reached on each audit item, notes and comments are recorded and audit reports are generated. The Company generally invoices and recognizes 40% of the contract value at the completion of the Field Work Phase as specific audit service has been rendered and its value is predetermined based on the contract, benefit has be given to the customer in the form of identification of inaccurate coding of bills, as well as any other billing related exposures. Collectability is reasonably assured due to the nature of the client (hospitals and medical service providers).

3.	Reporting Phase - includes a summary of audit findings, exit conference with clients, and any other specific deliverables as determined by the contract. The Company generally invoices and recognizes the remaining 10% of the contract value at the completion of the Report Phase.

Consulting, Training and Coding Services - revenue from these revenue streams is recognized after services are rendered based on the quoted and agreed upon fee contained in its contracts.

This disclosure has been added to the MD&A and to the footnotes for the financial statements for the year ended December 31, 2011 and for the three months ended March 31, 2012.

3.
Disclose the types of contracts you use, for example, fixed fee, etc and how long the planning phase typically lasts. Also indicate how much time typically passes between phases. Demonstrate how recognizing 50% of the contract value at the completion of the planning phase complies with generally accepted accounting principles. Also explain if, and how, you considered the appropriateness of: 1) the proportional performance model of revenue recognition and, 2) recognizing revenue as services are rendered and why you concluded not to use either of those methods.

RESPONSE:
The Company utilizes fixed fee contracts for its Medical Coding Audit Services.  The planning phase of the audit services typically lasts 4 weeks.  There is typically a 1 week gap from the completion of the planning phase to the commencement of field work. The field work phase typically lasts 1 week.  The reporting phase commences immediately after the completion of field work and typically lasts 1 week as well.

As more fully explained in our response to comment 2 above, the Company’s revenue recognition policies comply with generally accepted accounting principles because evidence of an arrangement exists in the form of a contract, delivery has occurred or services have been rendered in the form of tangible, independent, critical assessment of the clients billing systems, billing trends and tendencies, resulting metrics, potential for coding inaccuracies, and regulatory audit risk. In addition, the contract states a fixed or determinable price for the services, and collectability is reasonably assured due to the size and financial stability of the clients the Company serves (hospitals and other health provider organizations).

The Company recognizes revenue base on the specific performance (proportional performance) method of recognizing its revenues.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrea Clark
Health Revenue Assurance Holdings, Inc.
Name: Andrea Clark
Title: Chief Executive Officer and President